SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
         and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                                (Amendment No.  )

                               eB2B COMMERCE, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    26824R109
                                 (CUSIP Number)

                                 April 18, 2000
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed.

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   26824R109                13G                       Page 2 of 6 Pages
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1.   Names of Reporting Persons.
     I.R.S. Identification  No. Of Above Persons (entities only)

          Peter J. Fiorillo
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2.   Check the Appropriate Box if a Member of a Group*
       (a)  [ ]
       (b)  [ ]
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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     U.S.A.
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Number of Shares Beneficially Owned by Each Reporting Person With

--------------------------------------------------------------------------------
5.   Sole Voting Power                   4,956,447
--------------------------------------------------------------------------------
6.   Shared Voting Power                    42,560(1)
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7.   Sole Dispositive Power              4,956,447
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8.   Shared Dispositive Power               42,560(1)
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                         4,999,007
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10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares  [  ]
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11.  Percent of Class Represented By Amount in Row 9

                         36.1%
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12.  Type of Reporting Person

                         IN


-------------
     (1)  Consists of shares owned by family members.

Item 1(a)   Name of Issuer:

               eB2B Commerce, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

               29 West 38th Street
               New York, New York  10018

Item 2(a)   Name of Person Filing:

               Peter J. Fiorillo


Item 2(b)   Address of Principal Business Office or, if none, Residence:

               29 West 38th Street
               New York, New York  10018


Item 2(c)   Citizenship:

            U.S.A.


Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.001 per share ("Common Stock")

Item 2(e)   CUSIP Number

            26824R109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) , check whether the person filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act.

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance  company as defined in Section  3(a)(19) of the
                    Exchange Act.

            (d) [ ] Investment  company  registered under Section 8 of the
                    Investment Company Act.

            (e) [ ] An  investment  adviser  in  accordance  with Rule
                    13d-1(b)(1)(ii)(E).

            (f) [ ] An  employee  benefit plan or  endowment  fund in accordance with Rule13d- 1(b)(1)(ii)(F).

           (g) [ ] A parent holding company or control person in accordance with Rule13d- 1(b)(1)(ii)(G).

           (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ ]

Item 4.   Ownership.

            (a)  Amount Beneficially Owned:    4,999,007 (1)

            (b)  Percent of Class:             36.1%
            (c) Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote:  4,956,447 (1)

                 (ii)  Shared power to vote or to direct vote:       42,560 (2)

                 (iii) Sole power to dispose or to direct the disposition of:
                                                                  4,956,447 (1)

                 (iv)  Shared power to dispose or to direct the disposition of:
                                                                     42,560 (2)

-------------------

      (1) Includes 1,995,000 shares underlying stock options exercisable within 60 days.

      (2) Consists of shares owned by family members.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Included as shares for which there exist shared voting and dispositive power are 42,560 shares owned by family members, which family members would have the right to receipt of dividends from, and the proceeds from the sale of, such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         April 26, 2000
                                                  ------------------------------
                                                             (Date)


                                                       /s/ Peter J. Fiorillo
                                                  ------------------------------
                                                       (Signature)


                                                       Peter J. Fiorillo
                                                  ------------------------------
                                                       (Name/Title)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).